EXHIBIT I



For Immediate Release                                       Contact Susan Gordon
May 14, 2009                                                212 702-4309

                 Icahn issues open letter to Amylin shareholders

New York, New York. Carl Icahn announced today that he issued the following open letter to shareholders of Amylin Pharmaceuticals, Inc. (AMLN:NASDAQ).


                                                     May 14, 2009


Dear Fellow Amylin Shareholders:

Amylin's May 11, 2009 letter to shareholders represents a complete obfuscation of the facts and the reality of this proxy contest. Instead of focusing on what Amylin's board has achieved or, in my opinion, what they have failed to achieve over the past many years as fiduciaries for shareholders capital, Amylin elected to denigrate my track record and especially the success my nominees and I achieved for all shareholders at ImClone. Their recent letter is another example of the Board's habit of misstating the facts and another obvious attempt to hide the Board's failures.

I believe my investment track record speaks for itself and have never needed to defend it in a public proxy contest. However, in light of Amylin's selective attempt to distort facts in an attempt to discredit me, I thought it important to provide a few facts of my own to set the record straight and allow shareholders a more complete set of information from which to make a more informed decision. Something Amylin's board has not done.

FACT: Over the last seven years, this Board has overseen the loss of billions of dollars of shareholder value despite having BYETTA, a blockbuster drug with enormous potential. Meanwhile, during this same period (the period that they have selected to criticize my investments), at the risk of being immodest, I have made billions of dollars for shareholders of the many companies I invested and became actively involved in. Businesses which I have owned and served as a director of, including casino companies, oil & gas businesses, railcar interests and Icahn Enterprises to name a few, have increased many fold in value during that same timespan, yet they fail to mention any of these investments.

Furthermore, Amylin selectively omits mention of the numerous public companies where I have invested as a shareholder activist, filed a 13D, and ultimately convinced management that the best way to create value is to work together in the interest of all shareholders. In the cases of Kerr-McGee, BEA Systems, Medimmune, Fairmont Hotels and KT&G to name a few, my involvement helped to create many billions of dollars of value for shareholders. Amylin fails to mention this in their unfounded critique of my record.

FACT: Amylin attempts to criticize Dr. Alexander Denner's tenure on the board of ImClone and as Chairman of the Executive Committee and my involvement as Chairman of the Board. Let me provide you with a dose of reality. Before my involvement as a director, the stock had languished at approximately $31.00 a share and strategic buyers had little interest in the Company. Most importantly, ImClone had failed to realize the potential of its significant intellectual property and R&D pipeline. We invested to accelerate the potential for our vast pipeline, greatly improved our relationship with our strategic partner Bristol-Myers, hired a new CEO, and "cleaned up" our operations and reduced fixed costs. To me, that represents substantial success. Clearly, the industry agreed. Bristol-Myers made an unsolicited offer to buy the company at $60 per share, a substantial premium over the then market price of approximately $46.44. We refused to accept their bid but we did not ignore it. Instead, we ran a process that resulted in a significantly higher deal with Eli Lilly at $70 per share.

Alex Denner joined ImClone's board in May 2006 and I joined in October 2006. When I joined, the shares were trading at approximately $31.00. In November, 2008 shareholder's received $70.00 in cash, approximately a 125% return. Yet Amylin's board has the audacity to challenge the success of our involvement at ImClone. There is an old saying, "Physician heal thyself."

FACT: Amylin would like you to believe that there is some special agenda behind my desire to have my nominees elected to the Company's board. Specifically, they have alleged, without any factual basis for doing so, that my agenda is to sell Amylin. This is simply incorrect. Amylin apparently believes in the totalitarian dictate, that if you make the same misstatements often enough people will begin to believe them. Let me again set the record straight. My agenda in nominating my slate of directors for Amylin is very simple - to help insure the Board holds management accountable to maximize long-term value for all shareholders. Specifically, I believe this should be the agenda of all Amylin directors and more generally I believe this should be the agenda of all corporate directors. In recent memory, ImClone is the only public company that has been sold while Icahn nominees have served as directors and even with ImClone we did not seek to sell the company and in fact we had vigorously argued against the company's previous attempt to sell itself for a valuation in the $37 range. However, when we ultimately received an unsolicited bid at a substantial premium for the Company, we did what good fiduciaries should. We ran a process that maximized the value of any potential bid and then compared that to our base case stand-alone valuation and determined that $70 per share from Eli Lilly was the best result for shareholders. I expect and hope that Amylin's board would agree that we did what was best for ImClone shareholders; and, furthermore, given the same set of facts I believe shareholders would demand they behave in the same manner.

My vision for directors has served me well at the companies I have owned and/or served as a director and has also served my nominees well at the companies whose boards they serve on.

FACT: The reality of investing is that many winning investments take time to materialize. Most misleadingly, Amylin criticizes the successes of my nominees and me in three previous well publicized proxy contests where I have had large investments namely Blockbuster, Motorola and Yahoo! Ironically, these are three instances where I am perhaps most pleased with the value that Icahn nominees have added as directors. In each of these cases, my nominees joined the boards as a result of proxy contests and despite potential worries, by some, of disruption, in all three cases Icahn nominees have been unanimously re-nominated for service by the incumbent boards. In addition, in all three cases I have been a long term shareholder and currently own more shares than the day my nominees joined the boards. (Let us compare this to Amylin's Chairman Joseph Cook who has been an active seller of Amylin stock in recent years.)

Without violating boardroom confidences, I can emphatically state that my nominees have been constructive additions to each of these boards. Amylin omits to mention the following facts:

         Motorola: My nominees have served on the board of Motorola for slightly over 1 year. During this period, my nominees played an active role in recruiting Dr. Sanjay Jha, the former Chief Operating Officer of Qualcomm to join Motorola as Co-CEO. Sanjay is responsible for repositioning Motorola's Mobile Device business - under this new leadership significant progress is being made. In addition, my nominees have worked with Motorola's management and board to assist in Motorola's efforts to separate its mobile devices business in as expeditious a manner as possible. Finally, my nominees were all unanimously proposed for re-election by the Motorola board. It takes time to turn around a business like Motorola which has long product development cycles; however, I am confident that great strides have been achieved over the last 12 months and the foundation has been laid for future profits. I am pleased that my nominees have helped to play a critical role in this effort. Furthermore, I believe the market has also begun to realize that there is a new Motorola. Year-to-date, despite a very difficult macroeconomic environment, Motorola's share price has appreciated by over 30% - another fact Amylin omits.

         Yahoo!: I and two other nominees have served on Yahoo!'s board for approximately 1 year. During this period at Yahoo! we have been instrumental in and have been supportive of the significant changes at the Company. Carol Bartz has replaced Jerry Yang, the Company's founder, as CEO. Carol brings a wealth of management experience to Yahoo! Furthermore, during this period, Yahoo! has aggressively cut costs and been able to achieve consensus expectation for operating cash flow despite the worse add recession any of us can remember. Finally, I have been a public and private advocate of Yahoo! entering into a strategic transaction with Microsoft. As a board member, I believe I have played a key role in helping to restore the relationship between Yahoo! and Microsoft and restarting appropriate discussions between the two. As in the case of Motorola, my nominees have all been unanimously proposed for re-election to Yahoo!'s board.

         However, Amylin omits to mention that Yahoo! shares have appreciated over 20% year to date, driven in part by better than expected operating performance and new hopes of a strategic relationship with Microsoft. We believe the changes mentioned above, which I and my nominees have strongly supported are now beginning to bear fruit.

         Blockbuster: I have been a long-term investor and director of Blockbuster. While I am not content with the Company's share price performance, I take great pride in my involvement as a director and have put a great deal of time and effort into helping Blockbuster address the cyclical pressures their business model faces. I worked to replace John Antioco as CEO without the company having to pay almost $50 million in severance. Jim Keyes, a proven retail CEO, was brought in to replace him and has made great progress in growing EBITDA. The Company's EBITDA is approximately $300 million despite the challenges it faces. Finally, I have played an active role in working with Jim to address and improve the financial flexibility of the Company, for now, helping to overcome, some very significant balance sheet issues during the current credit market crisis. I am confident that I have added great value as a Blockbuster director.

Lastly, Amylin misleadingly criticizes my involvement in Federal Mogul where I am Chairman and a majority shareholder. This has been a very profitable investment for me. I acquired the debt securities of this company in bankruptcy and helped to restructure its balance sheet and position it as one of the highest rated and financially strong automotive companies in the world today. Misleadingly, they chose to highlight Federal Mogul's performance over the past year and not since my involvement began. Furthermore, during this horrible period of time in the automotive industry, Federal Mogul's operating results and share price has significantly outperformed peers.

I have taken the time to detail the above positions to set the record straight about our value as directors and to make the point that in most instances I am a long-term value investor. I have held many of my positions for years during which investors made billions of dollars. When my nominees go on boards they take their responsibilities and duties seriously. We are owners who work with management to create long-term sustainable value. I believe Amylin's Board could use a dose of this discipline.

                                   Sincerely,

                                   Carl Icahn



ON MAY 6, 2009, THE PARTICIPANTS FILED A DEFINITIVE PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. SECURITY HOLDERS ARE ADVISED TO READ THE
DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL, MAYU SRIS, JEFFREY MECKLER, DR. ERIC ENDE, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II LP, ICAHN PARTNERS MASTER FUND III LP, ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP., AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF AMYLIN PHARMACEUTICALS, INC. FOR USE AT ITS ANNUAL MEETING, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY IS AVAILABLE TO STOCKHOLDERS OF AMYLIN PHARMACEUTICALS INC. FROM THE PARTICIPANTS AT NO CHARGE AND IS ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING D.F. KING & CO., INC. BY TELEPHONE TOLL FREE AT 1-800-488-8075.